UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of
July 2011

Fibria Celulose S.A.

Alameda Santos, 1357 - 8° andar
01419-908, São Paulo, SP, Brazil
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   ☑    Form 40-F   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

Yes   ☐    No   ☑

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

Yes   ☐    No   ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes   ☐    No   ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-________.)

FIBRIA CELULOSE S.A.
Publicly-Held Company

CNPJ/MF N.° 60.643.228/0001-21
NIRE 35.300.022.807

NOTICE TO THE MARKET

FIBRIA CELULOSE S.A. (“Fibria” or “Company”) (BM&FBOVESPA: FIBR3; NYSE: FBR), in compliance with article 157, § 4º, of Law nº 6.404/76 and CVM Instruction nº 358/2002, hereby informs the market that it has received offers for the acquisition of the assets comprising the industrial plant and building, that constitute the complex known as the Piracicaba Unit.

Fibria also reports that such offers shall be reviewed by the appropriate bodies of the Company’s administration, and that in the next 15 (fifteen) days will evaluate the convenience and opportunity of closing a possible sale of the Piracicaba Unit.

The company in line with its commitment to transparency to the market, will promptly disclose any developments in the subject matter herein.

São Paulo, July 27th, 2011

João Elek
Chief Financial and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fibria Celulose S.A.

Date: July 27, 2011	By:	/s/ Joao Elek
	Name:	Joao Elek
	Title:	CFO and IRO